UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

VERSAR, INC.
(Name of Subject Company)

VERSAR, INC.
(Names of Persons Filing Statement)

Common Stock, $.01 par value
(Title of Class of Securities)

925297103
(CUSIP Number of Class of Securities)

James D. Villa
Senior Vice President, General Counsel, Secretary and Chief Compliance Officer
6850 Versar Center
 Springfield, VA 22151
 (703) 750-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Elizabeth Noe
Paul Hastings LLP
1170 Peachtree Street N.E., Suite 100
Atlanta, Georgia 30309-9998

☒Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Versar, Inc. (the “Company” or “Versar”), by Kingswood Genesis Fund I, LLC, a Delaware limited liability company (“Parent” or “Kingswood”), and KW Genesis Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are affiliates of Kingswood Capital Management, LLC. Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on September 25, 2017 (including all exhibits attached thereto) is incorporated herein by reference.

Attached are: (1) slides used for a presentation to Versar employees on September 25, 2017 and (2) a list of frequently asked questions circulated to Versar employees on September 25, 2017.

Additional Information and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the capital stock of Versar or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of Versar stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. The tender offer statement will be filed with the SEC by an affiliate of Kingswood and Versar is obligated to file a solicitation/recommendation statement with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE TRANSACTION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the tender offer, which will be named in the tender offer statement.

Cautionary Note Regarding Forward-Looking Statements

This filing contains forward-looking information. Forward-looking statements may be significantly impacted by certain risks and uncertainties described herein and in Versar’s Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2017, as updated from time to time in the Company’s periodic filings. The forward-looking statements are made as of the date hereof and Versar does not undertake to update its forward-looking statements.

VERSAR

VERSAR ALL HANDS

SEPTEMBER 25, 2017

NYSE AMERICAN: **VSR**

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VERSAR

Agreement Announcement

- Versar signed an agreement with Kingswood Capital Management to commence a Tender Offer (TO)
  - Agreement contemplates the purchase of all existing shares of Versar
  - Versar's Board of Directors and management supports this proposed transaction
  - Agreement is the result of a long and deliberate process that involved outside advisors who assisted the Board and senior management
  - Versar filed relevant documents with the Securities and Exchange Commission this morning, along with a press release

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What is a Tender Offer?

- A Tender Offer (TO) is a public offer by a prospective acquirer to shareholders to tender their shares for sale at a specified price during a specified time, subject to the tendering of a minimum number of shares
  - The Versar TO is for $.15 per share and will be open for 25 business days from the date it is commenced by Kingswood, which is no later than October 6
- In a TO, the prospective acquirer contacts shareholders directly
  - Versar shareholders will be contacted by Kingswood or its agent
- Under relevant portions of Delaware law, shareholder approval through a vote is not necessary with a TO

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What is the schedule associated with the TO?

- By October 6, Kingswood will file documents with the SEC formally asking shareholders to tender all of their shares to Kingswood
  - At the same time Versar will file documents with the SEC stating why the Board and management believes that this is the best course for our Company and in the best interests of our shareholders
- In the interim, Versar will conduct business as usual while Kingswood prepares for the consummation of the deal and subsequent ownership of Versar
- Upon tender of a majority of the shares, the transaction is expected to close in November

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Why is Kingswood the best financial partner and owner of Versar?

- Kingswood is an operations oriented investor that brings proven industry experience and a history of sound financial investments
- Kingswood brings expertise in turning underperforming companies into successful growth platforms
- Kingswood's reputation will elevate industry awareness of Versar and lend credibility to our Company's renewal

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What does this mean for Versar?

- If this TO closes:
  - Versar will be "privately held"
  - Versar will continue to operate as an independent company
  - Versar will continue to provide expert and high quality services to our customers
  - Kingswood, as Versar's financial partner and owner, will provide
    - Financial liquidity to enable our Company to grow
    - Financial oversight to ensure efficient and effective operations
    - Seasoned industry executives

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What does this mean for Versar's Employees?

- If this TO closes:
  - Versar will continue to operate as a stand-alone company, providing a comprehensive services portfolio to its customers
  - Versar will continue to operate as a services company, meaning that its employees are its greatest asset
  - Kingswood will support Versar to ensure that employees are properly trained, rewarded, and challenged to provide the best service to its customers

We will provide a list of FAQs that should address many of your initial questions

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What does this mean for Versar's Customers?

If customers have questions, please direct them to the FAQs and or contact Karin Weber or Jim Villa

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Communications

- If you get any questions from the media or shareholders, please forward them to Karin Weber (67060) or Jim Villa (63980)
- Please be mindful that as Versar employees, anything you say may be seen as a statement of Versar
  - Refer to Company Policy 1.12 on Social Media for guidelines on such external communications

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VERSAR

Thank You

NYSE MKT: **VSR**

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Versar and Kingswood
Agreement and Plan of Merger
Frequently Asked Questions
September 25, 2017

What is VERSAR announcing today?
VERSAR and KINGSWOOD signed an agreement to commence a Tender Offer (TO) to purchase all existing VERSAR shares. Page Hoeper, Chairman of the Board of VERSAR, signed the agreement on September 22, 2017, and both VERSAR’s Board and management support this proposed transaction.

This transaction culminates a lengthy and multi-stage process undertaken by VERSAR and its investment bankers, initially B. Riley and then Canaccord Genuity, to identify and act upon strategic initiatives to maximize our shareholder value and improve our liquidity. This transaction represents the best available outcome for both VERSAR and its shareholders.

Please refer to today’s 8-K and press release announcing this transaction for more details, both of which were filed with the Securities and Exchange Commission (SEC) on September 25, 2017.

Why is this the best available outcome for VERSAR?
A lengthy process -- which included outreach to nearly 150 prospective acquirers, investors, lenders and other financial and strategic partners -- resulted in this transaction. VERSAR’s Board believes that it is in the best interests of our Company and its shareholders.

Were any additional offers to purchase the company received?
VERSAR had constructive conversations with numerous parties during this process. VERSAR is focused on finalizing the deal with KINGSWOOD, which the Board agrees is the best opportunity for shareholders to maximize the value of their investment in VERSAR. At this time, we are not disclosing details of any parties that may or may not have been in discussions with us. We will subsequently be making a public filing that fully addresses this issue.

How long has VERSAR been trying to sell the Company?
We have filed information related to VERSAR’s liquidity issues with the SEC for some time. The management team and Board have always been open to strategic partnerships and any initiatives that serve to increase customer and shareholder value and best position VERSAR in ways that maximize its long–term opportunities.

What is a Tender Offer?
A Tender Offer (TO) is a public offer by a prospective acquirer directly to shareholders to tender (make a formal offer giving a stated fixed price) their shares for sale at a specified price during a specified time, subject to the tendering of a minimum number of shares. This TO is for $.15 per share and will initially be open for 25 business days once the TO is commenced by KINGSWOOD, subject to extension in certain circumstances, but no later than October 6, 2017. In a TO, the prospective acquirer contacts shareholders directly, so VERSAR shareholders will be contacted by KINGSWOOD or its agent. Under the relevant portions of Delaware law, shareholder approval of the TO through a vote is not necessary.

What is the schedule associated with the Tender Offer
By October 6, 2017, KINGSWOOD will file documents with the SEC formally asking shareholders to tender all of their VERSAR shares to KINGWOOD, according to the instructions and requirements included in such documents. At the same time, VERSAR will file documents with the SEC stating why the Board and management believe that this is the best course for our company and shareholders. In the interim, VERSAR will conduct business as usual while KINGSWOOD prepares for the consummation of the deal and subsequent ownership of VERSAR. Upon the successful tendering of a majority of VERSAR’s shares, the transaction is expected to close in November.

Why is KINGSWOOD the optimal financial partner and owner for VERSAR?
KINGSWOOD is a recognized private equity investor with proven experience and history of sound financial investments in a variety of different business sectors. KINGSWOOD brings expertise in turning under performing companies into successful growth platforms. KINGSWOOD’s reputation will elevate industry awareness of VERSAR and lend credibility to our renewal.

What are KINGSWOOD’s intentions?
KINGSWOOD is interested in helping VERSAR maximize its value to its diverse client base. Following the acquisition, KINGSWOOD will work with VERSAR’s management team to assess where and how it can best help us by applying its considerable expertise, business contacts, and financial resources. KINGSWOOD is expected to help re-position VERSAR to a growth trajectory in the near term.

What does this mean for Versar?
If this transaction closes, VERSAR will operate as a privately held company. VERSAR’s Board will likely be reconstituted by KINGSWOOD, and together they will work with management to formulate a new strategy going forward. VERSAR will continue to operate as an independent company providing expert and high quality services to our customers. KINGSWOOD, as VERSAR’s financial partner and owner, will provide financial liquidity to enable the company to grow, financial oversight to ensure efficient and effective operations, and seasoned industry executives.

Will KINGSWOOD change the management team?
At this point, VERSAR and KINGSWOOD are focused on closing this transaction. Additional details about this transaction and the future operations of VERSAR will be outlined in our forthcoming communications and public filings.

Will VERSAR sell any existing business or any other assets of the company?
VERSAR and KINGSWOOD are focused on closing this transaction, which involves the tender of all of the outstanding shares of common stock of VERSAR.

What does this mean for VERSAR’s Shareholders?
Once the transaction is consummated, Versar will become a privately-held company no longer traded on the New York Stock Exchange, and will be a wholly-owned subsidiary of Kingswood. During the TO specified offer period (expected to run for 25 business days once the TO commences) shareholders can tender their shares to KINGSWOOD in exchange for $.15 per share. Shareholders should be aware that the price per share is without interest and subject to applicable withholding taxes. When a majority of outstanding shares of VERSAR common stock is tendered to Kingswood, the TO will be consummated (subject to certain other conditions that will be set out in KINGSWOOD’S offer to purchase). Any shares not tendered into the TO will be exchanged for the same consideration of $.15 per share. Once consummated, VERSAR’S shareholders will no longer have an interest in VERSAR, having received cash for their shares.

Are any shareholders expected to oppose this deal?
The transaction does not require shareholder approval, but a majority of VERSAR shareholders must tender into the TO for the transaction to be consummated.

How will shareholders be kept informed of continuing developments?
VERSAR’s announcements and SEC filings related to this transaction will provide updates as appropriate.

What should shareholders do that can’t find their certificates of stock ownership?
Shareholders who can’t find their certificates of stock ownership should contact VERSAR’s transfer agent, Computershare at 1.800.368.5948. Mailing and website information can be found on Versar’s Investor Relations webpage. If shareholders have any trouble, please contact Versar’s investor relations at InvestorRelations@versar.com or 703.642.6706.

What does this mean for VERSAR’s Employees?
Versar will continue to operate as a stand-alone company, providing a comprehensive services portfolio to our customers. As a services company, VERSAR’S employees are its greatest asset. KINGSWOOD will support Versar to ensure that employees are properly trained, rewarded, and challenged to provide the best service to its customers.

What does this mean for VERSAR’s Customers?
Versar’s overall financial health will improve, providing confidence to our customers that VERSAR will continue to be a long-term partner. VERSAR will remain focused on delivering high quality services to our customers.

What steps will VERSAR take to maintain commitments to customers during this process?
VERSAR’s daily operations and customer engagement will not change as this transaction progresses towards closing. VERSAR is committed to providing our customers with optimal service, as are our employees. VERSAR expects customers to benefit from the substantial resources and industry expertise that KINGSWOOD brings.

How might customers react to this news?
We hope our customers will see this news in a positive light. Kingswood’s investment in our people and our future means that we will continue to provide exceptional customer support to our customers, as we have for the last five decades.

What happens if I get called by the press or a shareholder?
If you get a call from a shareholder or anyone representing themselves as the media, please forward them to Karin Weber (67060) or Jim Villa (63980). If you receive a question from a customer you are not sure how to answer, also please contact Karin or Jim.

Please be mindful that as a Company employee, anything you say may be seen as a statement of Versar. Refer to Company Policy 1.12 on Social Media for guidelines on such external communications.

Forward Looking Information
This document contains forward-looking information. Forward-looking statements may be significantly impacted by certain risks and uncertainties described herein and in Versar’s Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended July 1, 2016, as updated from time to time in the Company’s periodic filings. The forward-looking statements are made as of the date hereof and Versar does not undertake to update its forward-looking statements.

Important Additional Information

THE TENDER OFFER DESCRIBED IN THIS COMMUNICATION (THE “OFFER”) HAS NOT YET COMMENCED, AND THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE CAPITAL STOCK OF VERSAR OR ANY OTHER SECURITIES. ON THE COMMENCEMENT DATE OF THE OFFER, A TENDER OFFER STATEMENT ON SCHEDULE TO, INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS, WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). THE OFFER TO PURCHASE SHARES OF VERSAR STOCK WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS FILED WITH SUCH SCHEDULE TO. THE TENDER OFFER STATEMENT WILL BE FILED WITH THE SEC BY AN AFFILIATE OF KINGSWOOD AND VERSAR IS OBLIGATED TO FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, AS IT MAY BE AMENDED FROM TIME TO TIME, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV OR BY DIRECTING REQUESTS FOR SUCH MATERIALS TO THE INFORMATION AGENT FOR THE TENDER OFFER, WHICH WILL BE NAMED IN THE TENDER OFFER STATEMENT.